     As filed with the Securities and Exchange Commission on January 4, 2005

                                                    1933 Act File No. 333-121292
                                                     1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust:  CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206

B.   Name of Depositor:    CLAYMORE SECURITIES, INC.

C.   Complete address of Depositor's principal executive offices:

                           2455 Corporate West Drive
                           Lisle, Illinois 60532

D.   Name and complete address of agents for service:

     CLAYMORE SECURITIES, INC.
     Attention:  Nicholas Dalmaso, Esq.
     Senior Managing Director and General Counsel
     2455 Corporate West Drive
     Lisle, Illinois 60532

     CHAPMAN AND CUTLER LLP
     Attention:  Eric F. Fess, Esq.
     111 West Monroe Street
     Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)
/ /  on (date) pursuant to paragraph (b)
/ /  60 days after filing pursuant to paragraph (a)
/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/  Check box if it is proposed that this filing will become effective on

/X/  January 4, 2005 at 11:00 A.M. Eastern Time pursuant to Rule 487.

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206

                       LARGE-CAP CORE PORTFOLIO, SERIES 4

                       SMALL-CAP CORE PORTFOLIO, SERIES 3

                   STRATEGIC EQUITY ALLOCATION TRUST, SERIES 2

                DOW 10(SM) PORTFOLIO (15-MONTH), 1ST QUARTER 2005

                                [CLAYMORE LOGO]


                     PROSPECTUS PART A DATED JANUARY 4, 2005


         PORTFOLIOS OF SECURITIES SELECTED BY CLAYMORE SECURITIES, INC.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
            Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY

                                    OVERVIEW

     Claymore Securities Defined Portfolios, Series 206 is a unit investment trust that consists of the Large-Cap Core Portfolio, Series 4 (the "LARGE-CAP TRUST"), the Small-Cap Core Portfolio, Series 3 (the "SMALL-CAP TRUST"), the Strategic Equity Allocation Trust, Series 2 (the "STRATEGIC TRUST") and the Dow 10(SM) Portfolio (15-month), 1st Quarter 2005 (the "DOW TRUST"). Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trust.

     The Strategic Trust and the Dow Trust are scheduled to terminate in approximately 15 months. The Large-Cap Trust and the Small-Cap Trust are scheduled to terminate in approximately 2 years.

                            LARGE-CAP CORE PORTFOLIO,
                                    SERIES 4

     USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.

                              INVESTMENT OBJECTIVE

     The Large-Cap Trust seeks to maximize total return through investing in domestic stocks of large capitalization companies.

                          PRINCIPAL INVESTMENT STRATEGY

     The trust includes domestic stocks of companies that the sponsor believes are core holdings of a well diversified domestic large capitalization portfolio. The trust includes stocks from a wide range of sectors of the U.S. economy. The sponsor selects stocks that it believes have the potential to achieve the trust's investment objective.

     See "Investment Policies" in Part B of the prospectus for more information.

                               SECURITY SELECTION


     The sponsor selects domestic companies that it believes are core holdings of a well diversified domestic large-cap portfolio, which may include Real Estate Investment Trusts (REITs). To select the portfolio the sponsor follows a very disciplined process which includes both quantitative screening and qualitative analysis. The sponsor begins with the companies currently in the Russell 1000(R) Index and separates these 1000 companies into twenty groups based on style and GICS (Global Industry Classification Standards) sector. The sponsor then reduces the 1000 companies to approximately 250 by performing quantitative screening which is based primarily on factors such as, but is not limited to:

  - Valuation: The sponsor may screen for reasonably valued companies based on measures such as price-to-earnings, price-to-book and price-to-cash flow;

  - Growth: The sponsor may screen for companies with a history of better than average growth of revenues, earnings and dividends (if applicable);

  - Profitability: The sponsor may screen for companies with a history of consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

     The sponsor then reduces the 250 companies to approximately 50 by performing qualitative analysis based on factors such as, but is not limited to:

  - Balance Sheet: The sponsor favors companies who possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace;

   - Industry Leadership: The sponsor favors companies who possess a strong competitive position among their domestic and

                              ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)

INCEPTION DATE                                               January 4, 2005
UNIT PRICE                                                            $10.00
TERMINATION DATE                                            January 10, 2007
DISTRIBUTION DATE                               25th day of January and July
                                                    commencing July 25, 2005
RECORD DATE                                     15th day of January and July
                                                    commencing July 15, 2005
CUSIP NUMBERS
CASH DISTRIBUTIONS
Standard Accounts                                                  183840578
Fee Accounts cash                                                  183840594
REINVESTED DISTRIBUTIONS
Standard Accounts                                                  183840586
Fee Accounts Reinvest                                              183840602
TICKER                                                                CDOWKX


PORTFOLIO DIVERSIFICATION


                                                                 APPROXIMATE
SECTOR                                                  PORTFOLIO PERCENTAGE
------                                                  --------------------
Financials                                                        21.30%
Information Technology                                            16.39
Health Care                                                       13.45
Consumer Discretionary                                            12.65
Industrials                                                       11.19
Consumer Staples                                                   9.54
Energy                                                             6.26
Materials                                                          3.30
Utilities                                                          3.03
Telecommunication Services                                         2.89
                                                               --------
Total                                                            100.00%
                                                               ========
MINIMUM INVESTMENT
All accounts                                                   $    250



global peers;

   - Valuation: The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow;

   - Growth: The sponsor favors companies with a history of (and prospects for) above average growth of revenues, earnings and dividends (if applicable);

   - Profitability: The sponsor favors companies with a history of (and prospects for) consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

     For the final step the sponsor weights the selected stocks such that the portfolio has a style and sector representation that closely resembles that of the Russell 1000(R) Index.

     If the trust includes REITs, an investment in the trust should be made with the understanding of the risks involved with owning REITs. Such risks include, but are not limited to, the risks associated with interest rate fluctuation, changes in national, state, and local economic conditions and real estate conditions. Additionally, REITs may concentrate their investments in specific geographic areas or in specific property types, and consequently, investors should be aware of the additional risks of investing in those areas. See "Trust Portfolio" for a listing of the securities in the trust.

     As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect.


                                 PRINCIPAL RISKS

     As with all investments, you can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     - STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.

     - Share prices or dividend rates on the stocks may decline during the life of the trust.

     See "Risk Factors" in Part B of the prospectus and "Investment Risks" in Part A of the prospectus for additional information.

                                WHO SHOULD INVEST

     You should consider this investment if:

     - You want to own a defined portfolio of stocks of core domestic companies.

     -    You seek total return primarily through capital appreciation.

     - The trust represents only a portion of your overall investment portfolio.

     You should not consider this investment if:

     - You are uncomfortable with the risks of an unmanaged investment in stocks.

     -    You want high current income or capital preservation.

                                FEES AND EXPENSES

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                      PERCENTAGE           AMOUNT
                                       OF PUBLIC         PER $1,000
INVESTOR FEES                       OFFERING PRICE       INVESTED(4)
-------------                       --------------       -----------
INITIAL SALES FEE PAID ON
 PURCHASE(1)                             1.00%             $  10.00

DEFERRED SALES FEE(2)                    2.45                 24.50

CREATION AND
 DEVELOPMENT FEE(3)                      0.50                  5.00
                                         ----              --------
MAXIMUM SALES FEES
(including creation and
development fee)                         3.95%             $  39.50
                                         ====              ========

ESTIMATED ORGANIZATION
COSTS
(amount per 100 units paid
by trust at end of initial
offering period or after six
months, at the discretion of
the sponsor)                                      $ 5.00
                                                  ======


                                      APPROXIMATE
ANNUAL FUND                           % OF PUBLIC       AMOUNT PER
OPERATING EXPENSES                 OFFERING PRICE(4)    100 UNITS
------------------                 -----------------    ----------
Trustee's fee                           0.0950%          $  0.950

Sponsor's supervisory fee               0.0300              0.300

Evaluator's fee                         0.0350              0.350

Bookkeeping and
 administrative fee                     0.0350              0.350

Estimated other trust
 operating expenses(5)                  0.0172%             0.172
                                        ------           --------

Total                                   0.2122%          $  2.122
                                        ======           ========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of each month in August, 2005 and September, 2005 and $0.0816 in October, 2005. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be six months to one year from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.

                                     EXAMPLE

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


     1 year                               $   469
     3 years                                  874
     5 years                                1,299
     10 years                               2,232


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees paid by the trust or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS


     The portfolio's estimated annual income distributions are $0.122 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimated as of the business day prior to the Inception Date; actual payments may vary.


     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206
LARGE-CAP CORE PORTFOLIO, SERIES 4

THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, JANUARY 4, 2004



                                                                             PERCENTAGE      PER
                                                                   INITIAL       OF         SHARE         COST TO
TICKER                       COMPANY NAME(1)                       SHARES     PORTFOLIO     PRICE     PORTFOLIO(2)(3)
---------------------------------------------------------------------------------------------------------------------
CONSUMER DISCRETIONARY (12.65%)
EBAY      eBay Incorporated                                          26        1.97%      $  114.11     $     2,967
 HD       Home Depot Incorporated                                    70        2.00           43.10           3,017
 JCI      Johnson Controls Incorporated                              54        2.25           62.79           3,391
 MCD      McDonald's Corporation                                    106        2.24           31.82           3,373
 OMC      Omnicom Group Incorporated                                 35        1.97           84.60           2,961
 DIS      Walt Disney Company                                       120        2.22           27.85           3,342

CONSUMER STAPLES (9.54%)
 MO       Altria Group Incorporated                                  41        1.65           60.63           2,486
 ADM      Archer-Daniels-Midland Company                             84        1.23           21.96           1,845
 AVP      Avon Products Incorporated                                 66        1.68           38.19           2,521
 PEP      PepsiCo Incorporated                                       48        1.66           51.94           2,493
 SYY      Sysco Corporation                                          67        1.66           37.26           2,496
 WAG      Walgreen Company                                           62        1.66           40.38           2,504

ENERGY (6.26%)
 BR       Burlington Resources Incorporated                          77        2.09           40.87           3,147
 XOM      Exxon Mobil Corporation                                    63        2.10           50.09           3,156
 OXY      Occidental Petroleum Corporation                           55        2.07           56.55           3,110

FINANCIALS (21.30%)
 AIG      American International Group Incorporated                  51        2.24           66.03           3,368
 ASO      AmSouth Bancorp                                           130        2.24           25.90           3,367
 BAC      Bank of America Corporation                                73        2.25           46.46           3,392
 CIT      CIT Group Incorporated                                     73        2.23           46.07           3,363
  C       Citigroup Incorporated                                     70        2.25           48.27           3,379
 BEN      Franklin Resources Incorporated                            48        2.22           69.53           3,337
 GS       Goldman Sachs Group Incorporated                           32        2.23          104.95           3,358
 MCO      Moody's Corporation                                        21        1.18           84.89           1,783
 WB       Wachovia Corporation                                       64        2.22           52.19           3,340
 WM       Washington Mutual Incorporated                             80        2.24           42.17           3,374

HEALTH CARE (13.45%)
AMGN      Amgen Incorporated                                         46        1.97           64.30           2,958
 FRX      Forest Laboratories Incorporated                           67        1.97           44.20           2,961
 JNJ      Johnson & Johnson                                          47        1.96           62.90           2,956
 MDT      Medtronic Incorporated                                     60        1.97           49.43           2,966
 PFE      Pfizer Incorporated                                       104        1.83           26.45           2,751
 UNH      UnitedHealth Group Incorporated                            34        1.96           86.62           2,945
 WLP      WellPoint Incorporated                                     24        1.79          112.50           2,700

                                                                               PERCENTAGE      PER
                                                                  INITIAL         OF          SHARE       COST TO
TICKER                  COMPANY NAME(1)                            SHARES      PORTFOLIO      PRICE    PORTFOLIO(2)(3)
----------------------------------------------------------------------------------------------------------------------
INDUSTRIALS (11.19%)
 MMM      3M Company                                                 40           2.19%   $     82.40   $    3,296
  DE      Deere & Company                                            45           2.18          72.94        3,282
  GD      General Dynamics Corporation                               36           2.44         102.02        3,673
  GE      General Electric Company                                   90           2.19          36.59        3,293
 UTX      United Technologies Corporation                            32           2.19         103.00        3,296

INFORMATION TECHNOLOGY (16.39%)
ADBE      Adobe Systems Incorporated                                 54           2.21          61.69        3,331
CSCO      Cisco Systems Incorporated                                171           2.20          19.34        3,307
ERTS      Electronic Arts Incorporated                               54           2.18          60.88        3,288
 HPQ      Hewlett-Packard Company                                   115           1.61          21.05        2,421
INTC      Intel Corporation                                         142           2.19          23.09        3,279
 MOT      Motorola Incorporated                                     142           1.61          17.06        2,423
PAYX      Paychex Incorporated                                       99           2.20          33.40        3,307
QCOM      QUALCOMM Incorporated                                      78           2.19          42.32        3,301

MATERIALS (3.30%)
 APD      Air Products & Chemicals Incorporated                      43           1.66          58.05        2,496
 DOW      Dow Chemical Company                                       50           1.64          49.46        2,473

TELECOMMUNICATION SERVICES (2.89%)
  AT      Alltel Corporation                                         37           1.44          58.73        2,173
 FON      Sprint Corporation (FON Group)                             88           1.45          24.85        2,187

UTILITIES (3.03%)
 PPL      PPL Corporation                                            86           3.03          53.03        4,561
                                                                                                        ----------
                                                                                                        $  150,494
                                                                                                        ==========



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 3, 2004. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on January 3, 2004. For securities quoted on a national securities exchange or the Nasdaq Stock Market, securities are generally valued at the closing sales price.

(3)  There was a $98 loss to the sponsor on the Inception Date.

                       SMALL-CAP CORE PORTFOLIO, SERIES 3

     USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.

                              INVESTMENT OBJECTIVE

     The Small-Cap Trust seeks to maximize total return by investing in domestic stocks of firms with small capitalizations.

                           PRIMARY INVESTMENT STRATEGY

     The Small-Cap Trust includes domestic stocks of smaller capitalization companies that the sponsor believes are core holdings of a well diversified small-capitalization domestic portfolio. The Small-Cap Trust includes stocks from most sectors of the U.S. economy. The sponsor selects stocks that it believes have the potential to achieve the trust's investment objective.

     See "Investment Policies" in Part B of the prospectus for more information.

                               SECURITY SELECTION


     The sponsor selects domestic companies that it believes are core holdings of a well diversified domestic small-cap portfolio, which may include Real Estate Investment Trusts (REITs). To select the portfolio the sponsor follows a very disciplined process which includes both quantitative screening and qualitative analysis. The sponsor begins with the companies currently in the Russell 3000(R) Index and identifies a universe of the smallest companies comprising a cumulative weight of 12.5% of the Russell 3000(R) Index. It then separates this universe into twenty groups based on style and GICS (Global Industry Classification Standards) sector. The sponsor then reduces the universe to approximately 250 companies by performing quantitative screening which is based primarily on factors such as, but is not limited to:

  - Valuation: The sponsor may screen for reasonably valued companies based on measures such as price-to-earnings, price-to-book and price-to-cash flow;

  - Growth: The sponsor may screen for companies with a history of better than average growth of revenues, earnings and dividends (if applicable);

  - Profitability: The sponsor may screen for companies with a history of consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

     The sponsor then reduces the 250 companies to approximately 50 by performing qualitative analysis based on factors such as, but is not limited to:

  - Balance Sheet: The sponsor favors companies who possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace;

  - Industry Leadership: The sponsor favors companies who possess a strong competitive position among their domestic and global peers;

  - Valuation: The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow;

  - Growth: The sponsor favors companies with a history of (and prospects for) above average growth of revenues, earnings and dividends (if applicable);

  - Profitability: The sponsor favors companies with a history of (and prospects for) consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

     For the final step the sponsor weights the selected stocks such that the portfolio has a style and sector representation that closely resembles that of the Russell 3000(R) Index.

    If the trust includes REITs, an investment in the trust should be made with the understanding of the risks involved with owning REITs. Such risks include, but are not limited to, the risks associated with interest rate fluctuation, changes in national, state, and local economic conditions and real estate conditions. Additionally, REITs may concentrate their investments in specific geographic areas or in specific property types, and consequently, investors should be aware of the additional risks of investing in those areas. See "Trust Portfolio" for a listing of the securities included in the trust.

     The trust contains small capitalization companies or start-up companies that have recently begun operations. Small-cap and start up companies present risks beyond those of large-cap companies.

     As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect.


                                 PRINCIPAL RISKS

     As with all investments, you can lose money by investing in the Small-Cap Trust. The Small-Cap Trust also might not perform as well as you expect. This can happen for reasons such as these:

     - STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the Small-Cap Trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The Small-Cap Trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.

     - Share prices or dividend rates on the stocks may decline during the life of the trust.

     - The Small-Cap Trust contains small capitalization companies or start-up companies that have recently begun operations. Small-cap and start-up companies present risks beyond those of large-cap companies.

          THE TRUST MAY INVEST IN REITs AND OTHER REAL ESTATE SECURITIES. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.

     See "Risk Factors" in Part B of the prospectus and "Investment Risks" in Part A of the prospectus for additional information.

                                WHO SHOULD INVEST

     You should consider this investment if:

     - You want to own a defined portfolio of stocks of core small-cap companies.

     -    You seek total return primarily through capital appreciation.

     - The Small-Cap Trust represents only a portion of your overall investment portfolio.

     You should not consider this investment if:

     - You are uncomfortable with the risks of an unmanaged investment in stocks.

     -    You want high current income or capital preservation.

                                  FUTURE TRUSTS

     The sponsor intends to create future trusts that follow the same investment strategy. One

                              ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)


INCEPTION DATE                                                   January 4, 2005

UNIT PRICE                                                                $10.00

TERMINATION DATE                                                January 10, 2007

DISTRIBUTION DATE                                  25th day of January and July,
                                                        commencing July 25, 2005

RECORD DATE                                        15th day of January and July,
                                                        commencing July 15, 2005

CUSIP NUMBERS

CASH DISTRIBUTIONS
Standard Accounts                                                      183840610
Fee Accounts Cash                                                      183840636

REINVESTED DISTRIBUTIONS
Standard Accounts                                                      183840628
Fee Accounts Reinvest                                                  183840644

TICKER                                                                    CSCCCX


PORTFOLIO DIVERSIFICATION


                                                                     APPROXIMATE
SECTOR                                                      PORTFOLIO PERCENTAGE
------                                                      ---------------------
Financials                                                          22.37%
Information Technology                                              17.69
Consumer Discretionary                                              15.11
Industrials                                                         14.59
Health Care                                                         13.07
Materials                                                            6.00
Energy                                                               5.42
Utilities                                                            3.04
Consumer Staples                                                     2.71
                                                                   ------
Total                                                              100.00%
                                                                   ======
MINIMUM INVESTMENT
All accounts                                                    $     250


such trust is expected to be available approximately six months after the Small-Cap Trust's Inception Date and upon the Small-Cap Trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                                FEES AND EXPENSES

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                          PERCENTAGE               AMOUNT
                                           OF PUBLIC             PER $1,000
INVESTOR FEES                            OFFERING PRICE          INVESTED(4)
-------------                            --------------          -----------
INITIAL SALES FEE PAID ON PURCHASE(1)         1.00%                $  10.00

DEFERRED SALES FEE(2)                         2.45                    24.50

CREATION AND DEVELOPMENT FEE(3)               0.50                     5.00
                                              ----                 --------
MAXIMUM SALES FEES
(including creation and
development fee)                              3.95%                $  39.50
                                              ====                 ========

INVESTOR FEES

ESTIMATED ORGANIZATION COSTS
(amount per 100 units paid by trust
at end of initial offering period or
after six months, at the discretion of
the sponsor)                                          $  5.00


ANNUAL FUND                              APPROXIMATE
OPERATING EXPENSES                       % OF PUBLIC              AMOUNT PER
OF THE TRUST                           OFFERING PRICE(4)          100 UNITS
------------------                     -----------------          ----------
Trustee's fee                               0.0950%                $  0.950

Sponsor's supervisory fee                   0.0300                    0.300

Evaluator's fee                             0.0350                    0.350

Bookkeeping and
 administrative fee                         0.0350                    0.350

Estimated other trust
 operating expenses(5)                      0.0172                    0.172
                                            ------                 --------

Total                                       0.2122%                $  2.122
                                            ======                 ========

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of August, 2005 and September, 2005, and 0.0816 on October, 2005. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six to nine months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.

                                     EXAMPLE

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


     1 year                              $   469
     3 years                                 874
     5 years                               1,299
     10 years                              2,232


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS


     The portfolio's estimated annual income distributions are $0.058 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.


     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206
SMALL-CAP CORE PORTFOLIO, SERIES 3

THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, JANUARY 4, 2005



                                                                             PERCENTAGE      PER
                                                                   INITIAL       OF         SHARE         COST TO
TICKER                       COMPANY NAME(1)                       SHARES     PORTFOLIO     PRICE     PORTFOLIO (2)(3)
----------------------------------------------------------------------------------------------------------------------
CONSUMER DISCRETIONARY (15.11%)
 BXG      Bluegreen Corporation                                      143        1.90%     $   19.93      $  2,850
JOSB      Jos. A. Bank Clothiers Incorporated                        102        1.91          28.17         2,873
 MOD      Modine Manufacturing Company                                85        1.86          32.90         2,797
 MOV      Movado Group Incorporated                                  153        1.83          17.99         2,752
PNRA      Panera Bread Company                                        72        1.90          39.66         2,856
PRVD      Provide Commerce Incorporated                               82        1.95          35.67         2,925
RCRC      RC2 Corporation                                             89        1.85          31.19         2,776
 THO      Thor Industries Incorporated                                79        1.91          36.30         2,868

CONSUMER STAPLES (2.71%)
 DAR      Darling International Incorporated                         473        1.41           4.48         2,119
JJSF      J&J Snack Foods Corporation                                 41        1.30          47.53         1,949

ENERGY (5.42%)
 CRR      Carbo Ceramics Incorporated                                 36        1.55          64.90         2,336
 GI       Giant Industries Incorporated                              137        2.31          25.32         3,469
 HNR      Harvest Natural Resources Incorporated                     143        1.56          16.39         2,344

FINANCIALS (22.37%)
CHCO      City Holding Company                                        99        2.35          35.72         3,536
CCBI      Commercial Capital Bancorp Incorporated                    142        2.20          23.25         3,302
FCFS      First Cash Financial Services Incorporated                 133        2.35          26.60         3,538
 FBC      Flagstar Bancorp Incorporated                              147        2.19          22.41         3,294
FPIC      FPIC Insurance Group Incorporated                           93        2.19          35.48         3,300
 FMT      Fremont General Corporation                                131        2.16          24.74         3,241
MBWM      Mercantile Bank Corporation                                 83        2.19          39.70         3,295
SAXN      Saxon Capital Incorporated                                 137        2.19          24.06         3,296
 VTR      Ventas Incorporated                                        132        2.38          27.09         3,576
 ZNT      Zenith National Insurance Corporation                       66        2.17          49.51         3,268

HEALTH CARE (13.07%)
ARRO      Arrow International Incorporated                           101        2.09          31.12         3,143
BSTE      Biosite Incorporated                                        52        2.06          59.56         3,097
ELAB      Eon Labs Incorporated                                      115        2.05          26.80         3,082
KYPH      Kyphon Incorporated                                        122        2.08          25.65         3,129
MTMD      Microtek Medical Holdings Incorporated                     502        1.35           4.03         2,023
PRGO      Perrigo Company                                            119        1.34          16.99         2,022
VTIV      Ventiv Health Incorporated                                 157        2.10          20.10         3,156

                                                                             PERCENTAGE      PER
                                                                   INITIAL       OF         SHARE         COST TO
TICKER                       COMPANY NAME(1)                       SHARES     PORTFOLIO     PRICE     PORTFOLIO (2)(3)
----------------------------------------------------------------------------------------------------------------------
INDUSTRIALS (14.59%)
 BGG      Briggs & Stratton Corporation                               74        2.01%     $   40.80      $   3,019
CRAI      Charles River Associates Incorporated                       67        2.01          45.20          3,028
EASI      Engineered Support Systems Incorporated                     51        2.01          59.36          3,027
EXPO      Exponent Incorporated                                      120        2.19          27.40          3,288
HCSG      Healthcare Services Group Incorporated                     153        2.03          19.98          3,057
 PCR      Perini Corporation                                         195        2.17          16.71          3,258
SKYW      SkyWest Incorporated                                       161        2.17          20.30          3,268

INFORMATION TECHNOLOGY (17.69%)
 CBR      CIBER Incorporated                                         300        1.90           9.54          2,862
CMTL      Comtech Telecommunications Corporation                      83        2.01          36.41          3,022
DGIN      Digital Insight Corporation                                157        1.88          18.01          2,828
DNEX      Dionex Corporation                                          54        1.99          55.51          2,998
FARO      FARO Technologies Incorporated                             102        2.06          30.33          3,094
GISX      Global Imaging Systems Incorporated                         72        1.91          39.92          2,874
INGR      Intergraph Corporation                                     105        1.92          27.49          2,886
OVTI      OmniVision Technologies Incorporated                       168        1.99          17.77          2,985
WEBX      WebEx Communications Incorporated                          133        2.03          22.98          3,056

MATERIALS (6.%)
 ACO      AMCOL International Corporation                            146        1.94          20.01          2,921
MTLM      Metal Management Incorporated                              121        2.01          24.93          3,017
 RPM      RPM International Incorporated                             160        2.05          19.30          3,088

UTILITIES (3.04%)
 NJR      New Jersey Resources Corporation                            53        1.51          42.91          2,274
 WR       Westar Energy Incorporated                                 102        1.53          22.56          2,301
                                                                                                         ---------
                                                                                                         $ 150,363
                                                                                                         =========


NOTES TO PORTFOLIO


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 3, 2005. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was made using the market value per share as of the Evaluation Time on January 3, 2005. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sales price.

(3)  There was a $195 loss to the sponsor on the Inception Date.

                                STRATEGIC EQUITY

                                ALLOCATION TRUST,
                                    SERIES 2

     USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.

                              INVESTMENT OBJECTIVE

     The Strategic Trust seeks to maximize total return through investing in domestic stocks of large-capitalization, mid-capitalization and small-capitalization ("multi-cap") companies.

                          PRINCIPAL INVESTMENT STRATEGY

     The trust includes domestic stocks of companies that the sponsor believes are well positioned to meet the trust's investment objective. The trust includes large capitalization, mid capitalization and small capitalization stocks. Within each of these capitalization ranges, the trust contains stocks from both the value and growth investment styles, in approximately equal proportions.


     Providing a high level of diversification, the portfolio contains stocks from each of the 10 sectors of the economy as defined by GICS (Global Industry Classification Standards) in weights that approximate a domestic broad-market, multi-cap index (Russell 3000(R) Index).


     See "Investment Policies" in Part B of the prospectus for more information.

                               SECURITY SELECTION


     The sponsor selects domestic companies that it believes are core holdings of a well diversified domestic multi-cap portfolio, which may include Real Estate Investment Trusts (REITs). To select the portfolio the sponsor follows a very disciplined process which includes both quantitative screening and qualitative analysis.

     The sponsor begins with the companies currently in the Russell 3000(R) Index and separates these 3000 companies into sixty groups based on capitalization, style and GICS sector. The sponsor then reduces the 3000 companies to approximately 500 by performing quantitative screening which is based primarily on factors such as, but is not limited to:

   - Valuation. The sponsor may screen for reasonably valued companies based on measures such as price to earnings, price to book and price to cash flow.

   - Growth. The sponsor may screen for companies with a history of better than average growth of revenues, earnings and dividends (if applicable).

  - Profitability. The sponsor may screen for companies with a history of consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

     The sponsor then reduces the 500 companies to approximately 100 by performing qualitative analysis based on factors such as, but is not limited to:

  - Balance Sheet. The sponsor favors companies who possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.

                              ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)


INCEPTION DATE                             January 4, 2005
UNIT PRICE                                          $10.00
TERMINATION DATE                             April 5, 2006
DISTRIBUTION DATE             25th day of January and July
                                  commencing July 25, 2005
RECORD DATE                   15th day of January and July
                                  commencing July 15, 2005
CUSIP NUMBERS
CASH DISTRIBUTIONS
Standard Accounts                                183840651
Fee Accounts Cash                                183840677
REINVESTED DISTRIBUTIONS
Standard Accounts                                183840669
Fee Accounts Reinvest                            183840685
TICKER                                              CSEABX
PORTFOLIO DIVERSIFICATION



                                               APPROXIMATE
SECTOR                                PORTFOLIO PERCENTAGE
------                                --------------------
Financials                                           22.05%
Information Technology                               17.16
Consumer Discretionary                               13.76
Health Care                                          13.54
Industrials                                          11.96
Consumer Staples                                      8.05
Energy                                                5.48
Utilities                                             3.10
Materials                                             2.56
Telecommunication Services                            2.34
                                                  --------
Total                                               100.00%
                                                  ========

MINIMUM INVESTMENT
All accounts                                      $    250



     Industry Leadership. The sponsor favors companies who possess a strong competitive position among their domestic and global peers.

     Valuation. The sponsor favors companies whose valuations appear to be attractive based on measures such as price to earnings, price to book and price to cash flow.

   - Growth. The sponsor favors companies with a history of (and prospects for) above average growth of revenues, earnings and dividends (if applicable).

   - Profitability. The sponsor favors companies with a history of (and prospects for) consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

     For the final step the sponsor weights the selected stocks such that the portfolio has a capitalization, style, and sector representation that closely resembles that of the Russell 3000(R) Index.


                                  FUTURE TRUSTS

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the trust's Inception Date and upon the trust's termination. The sponsor believes that investing in subsequent trusts will give investors an opportunity to continue to pursue the trust's investment objective by investing in professionally-selected portfolios that will be assembled through the reapplication of the trust's investment strategy. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                                 PRINCIPAL RISKS

     As with all investments, you can lose money by investing in the trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     - STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

     - The Trust includes small-cap and mid-cap companies, these companies customarily involve more investment risk.

     - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.

     - Share prices or dividend rates on the stocks may decline during the life of the trust.

     See "Risk Factors" in Part B of the prospectus and "Investment Risks" in Part A of the prospectus for additional information.

                                WHO SHOULD INVEST

     You should consider this investment if:

     - You want to own a defined portfolio of stocks of core domestic companies.

     -    You seek total return primarily through capital appreciation.

     - The trust represents only a portion of your overall investment portfolio.

     You should not consider this investment if:

     - You are uncomfortable with the risks of an unmanaged investment in stocks.

     -    You want high current income or capital preservation.

                                FEES AND EXPENSES

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   PERCENTAGE                AMOUNT
                                    OF PUBLIC              PER $1,000
INVESTOR FEES                    OFFERING PRICE            INVESTED(4)
-------------                    --------------            -----------
INITIAL SALES FEE PAID ON
 PURCHASE(1)                         1.00%                  $  10.00

DEFERRED SALES FEE(2)                1.45                      14.50

CREATION AND
 DEVELOPMENT FEE(3)                  0.50                       5.00
                                     ----                   --------

MAXIMUM SALES FEES
(including creation and
development fee)                     2.95%                  $  29.50
                                     ====                   ========

INVESTOR FEES

ESTIMATED ORGANIZATION
COSTS
(amount per 100 units paid
by trust at end of initial
offering period or after six
months, at the discretion of
the sponsor)                                      $ 5.00
                                                  ======


                                    APPROXIMATE
ANNUAL FUND                         % OF PUBLIC      AMOUNT PER
OPERATING EXPENSES               OFFERING PRICE(4)   100 UNITS
------------------               -----------------   ---------
Trustee's fee                         0.0950%         $  0.950

Sponsor's supervisory fee             0.0300             0.300

Evaluator's fee                       0.0350             0.350

Bookkeeping and
 administrative fee                   0.0350             0.350

Estimated other trust
 operating expenses(5)                0.0172%            0.172
                                      ------          --------

Total                                 0.2122%         $  2.122
                                      ======          ========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.048 per unit on the last business day of each month in May, 2005 and June, 2005 and $0.049 in July, 2005. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be six months to one year from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage cost and other transactional fees.

                                     EXAMPLE

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


     1 year                              $   369
     3 years                                 926
     5 years                               1,508
     10 years                              3,081


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS


     The portfolio's estimated annual income distributions are $0.110 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.


     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206

STRATEGIC EQUITY ALLOCATION TRUST, SERIES 2
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, JANUARY 4, 2005



                                                                             PERCENTAGE      PER
                                                                   INITIAL       OF         SHARE         COST TO
TICKER                       COMPANY NAME(1)                       SHARES     PORTFOLIO     PRICE     PORTFOLIO (2)(3)
----------------------------------------------------------------------------------------------------------------------
CONSUMER DISCRETIONARY (13.76%)
 BBBY     Bed Bath & Beyond Incorporated                              36        0.96%     $   39.89      $  1,436
  BXG     Bluegreen Corporation                                       40        0.53          19.93           797
  CHS     Chico's FAS Incorporated                                    26        0.78          44.74         1,163
 EBAY     eBay Incorporated                                           12        0.91         114.11         1,369
  GTK     GTECH Holdings Corporation                                  45        0.76          25.45         1,145
  HD      Home Depot Incorporated                                     33        0.95          43.10         1,422
  HOV     Hovnanian Enterprises Incorporated                          14        0.45          48.45           678
  JCI     Johnson Controls Incorporated                               33        1.38          62.79         2,072
  MCD     McDonald's Corporation                                      65        1.38          31.82         2,068
  MOV     Movado Group Incorporated                                   43        0.52          17.99           774
 NMG A    Neiman Marcus Group Incorporated                            10        0.47          70.20           702
  OMC     Omnicom Group Incorporated                                  17        0.96          84.60         1,438
 PETM     PETsMART Incorporated                                       33        0.77          34.83         1,149
 PRVD     Provide Commerce Incorporated                               24        0.57          35.67           856
  ZQK     Quiksilver Incorporated                                     27        0.54          29.95           809
  TOL     Toll Brothers Incorporated                                  10        0.45          67.98           680
  DIS     Walt Disney Company                                         74        1.38          27.85         2,061

CONSUMER STAPLES (8.1%)
  MO      Altria Group Incorporated                                   34        1.38          60.63         2,061
  ADM     Archer-Daniels-Midland Company                              70        1.03          21.96         1,537
  AVP     Avon Products Incorporated                                  55        1.40          38.19         2,100
  PEP     PepsiCo Incorporated                                        40        1.39          51.94         2,078
  SYY     Sysco Corporation                                           57        1.42          37.26         2,124
  WAG     Walgreen Company                                            53        1.43          40.38         2,140

ENERGY (5.480%)
  BR      Burlington Resources Incorporated                           45        1.23          40.87         1,839
  COP     ConocoPhillips                                              22        1.24          84.11         1,850
  XOM     Exxon Mobil Corporation                                     37        1.24          50.09         1,853
  OXY     Occidental Petroleum Corporation                            32        1.21          56.55         1,810
  PPP     Pogo Producing Company                                      18        0.56          46.30           833

FINANCIALS (22.05%)
  AIG     American International Group Incorporated                   27        1.19          66.03         1,783
  ASO     AmSouth Bancorp                                             69        1.19          25.90         1,787
  BAC     Bank of America Corporation                                 39        1.21          46.46         1,812
  CIT     CIT Group Incorporated                                      39        1.20          46.07         1,797
   C      Citigroup Incorporated                                      37        1.19          48.27         1,786
 CHCO     City Holding Company                                        20        0.48          35.72           714
  DRL     Doral Financial Corporation                                 21        0.68          48.60         1,021
  ET      E*TRADE Financial Corporation                              133        1.31          14.70         1,955
  FBC     Flagstar Bancorp Incorporated                               67        1.00          22.41         1,501

                                                                             PERCENTAGE      PER
                                                                   INITIAL       OF         SHARE         COST TO
TICKER                       COMPANY NAME(1)                       SHARES     PORTFOLIO     PRICE     PORTFOLIO (2)(3)
----------------------------------------------------------------------------------------------------------------------
  BEN     Franklin Resources Incorporated                             26         1.21%    $   69.53      $  1,808
  FMT     Fremont General Corporation                                 60         0.99         24.74         1,484
  GS      Goldman Sachs Group Incorporated                            17         1.19        104.95         1,784
  LM      Legg Mason Incorporated                                     14         0.67         71.73         1,004
  KRB     MBNA Corporation                                            63         1.19         28.38         1,788
  MCO     Moody's Corporation                                         15         0.85         84.89         1,273
  RDN     Radian Group Incorporated                                   37         1.29         52.27         1,934
  USB     U.S. Bancorp                                                57         1.18         31.05         1,770
  VTR     Ventas Incorporated                                         26         0.47         27.09           704
  WB      Wachovia Corporation                                        34         1.18         52.19         1,774
  WM      Washington Mutual Incorporated                              42         1.18         42.17         1,771
  WFC     Wells Fargo & Company                                       29         1.20         61.91         1,795

HEALTH CARE (13.54%)
  ABT     Abbott Laboratories                                         34         1.06         46.67         1,587
 AMGN     Amgen Incorporated                                          25         1.07         64.30         1,608
 BMET     Biomet Incorporated                                         39         1.08         41.60         1,622
 BSTE     Biosite Incorporated                                        13         0.52         59.56           774
  CVH     Coventry Health Care Incorporated                           32         1.12         52.31         1,674
 ELAB     Eon Labs Incorporated                                       28         0.50         26.80           750
  FRX     Forest Laboratories Incorporated                            36         1.06         44.20         1,591
  JNJ     Johnson & Johnson                                           26         1.09         62.90         1,635
 LCAV     LCA-Vision Incorporated                                     34         0.51         22.38           761
  MDT     Medtronic Incorporated                                      33         1.09         49.43         1,631
  OCR     Omnicare Incorporated                                       30         0.69         34.39         1,032
  PFE     Pfizer Incorporated                                         77         1.36         26.45         2,037
  UNH     UnitedHealth Group Incorporated                             18         1.04         86.62         1,559
  WLP     WellPoint Incorporated                                      18         1.35        112.50         2,025

INDUSTRIALS (11.96%)
  MMM     3M Company                                                  23         1.27         82.40         1,895
  CAT     Caterpillar Incorporated                                    20         1.27         95.07         1,901
  CMI     Cummins Incorporated                                        12         0.66         82.30           988
  DE      Deere & Company                                             26         1.27         72.94         1,896
 EASI     Engineered Support Systems Incorporated                     29         1.15         59.36         1,721
  GD      General Dynamics Corporation                                13         0.89        102.02         1,326
  GE      General Electric Company                                    52         1.27         36.59         1,903
 HUB B    Hubbell Incorporated                                        18         0.60         49.65           894
 JBHT     J.B. Hunt Transport Services Incorporated                   20         0.59         44.03           881
  NSC     Norfolk Southern Corporation                                36         0.85         35.53         1,279
  PCR     Perini Corporation                                          40         0.45         16.71           668
 SKYW     SkyWest Incorporated                                        33         0.45         20.30           670
  UTX     United Technologies Corporation                             18         1.24        103.00         1,854

INFORMATION TECHNOLOGY (17.16%)
 ADBE     Adobe Systems Incorporated                                  34         1.39         61.69         2,097
  APH     Amphenol Corporation                                        30         0.73         36.41         1,092
 CSCO     Cisco Systems Incorporated                                 108         1.39         19.34         2,089
 CTSH     Cognizant Technology Solutions Corporation                  26         0.73         41.83         1,088

                                                                             PERCENTAGE      PER
                                                                   INITIAL       OF         SHARE         COST TO
TICKER                       COMPANY NAME(1)                       SHARES     PORTFOLIO     PRICE     PORTFOLIO (2)(3)
----------------------------------------------------------------------------------------------------------------------
 DGIN     Digital Insight Corporation                                  94        1.13%    $   18.01      $   1,693
 ERTS     Electronic Arts Incorporated                                 34        1.38         60.88          2,070
  HPQ     Hewlett-Packard Company                                      83        1.17         21.05          1,747
 INTC     Intel Corporation                                            90        1.39         23.09          2,078
 LLTC     Linear Technology Corporation                                55        1.39         38.11          2,096
  MOT     Motorola Incorporated                                       102        1.16         17.06          1,740
 OVTI     OmniVision Technologies Incorporated                         64        0.76         17.77          1,137
 PAYX     Paychex Incorporated                                         63        1.40         33.40          2,104
 QCOM     QUALCOMM Incorporated                                        50        1.41         42.32          2,116
  SFA     Scientific-Atlanta Incorporated                              44        0.95         32.36          1,424
 WEBX     WebEx Communications Incorporated                            51        0.78         22.98          1,172

MATERIALS (2.56%)
  APD     Air Products & Chemicals Incorporated                        26        1.01         58.05          1,509
  DOW     Dow Chemical Company                                         31        1.02         49.46          1,533
  RPM     RPM International Incorporated                               41        0.53         19.30            791

TELECOMMUNICATION SERVICES (2.34%)
  AT      Alltel Corporation                                           30        1.18         58.73          1,762
  FON     Sprint Corporation (FON Group)                               70        1.16         24.85          1,740

UTILITIES (3.1%)
  FPL     FPL Group Incorporated                                       18        0.89         73.90          1,330
  NST     NSTAR                                                        21        0.76         53.87          1,131
  PPL     PPL Corporation                                              25        0.89         53.03          1,326
  WR      Westar Energy Incorporated                                   37        0.56         22.56            835
                                                                                                         ---------
                                                                                                         $ 149,751
                                                                                                         =========



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 3, 2005. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on January 3, 2005. For securities quoted on a national securities exchange or the Nasdaq Stock Market, securities are generally valued at the closing sales price.

(3)  There was a $127 loss to the sponsor on the Inception Date.

                        DOW 10(SM) PORTFOLIO (15-MONTH),
                                1ST QUARTER 2005

     USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.

                              INVESTMENT OBJECTIVE

     The Dow Trust seeks to provide dividend income potential coupled with the potential for long-term capital appreciation.

                          PRINCIPAL INVESTMENT STRATEGY

     The trust consists of an equally dollar weighted portfolio of stocks of the ten companies in the Dow Jones Industrial Average ("DJIA") that have the highest dividend yields two business days prior to the initial date of deposit (the "INCEPTION DATE") ("THE DOW 10(SM) STRATEGY"). The sponsor believes that dividends play an important part in total return, and stocks that have higher dividend yields may also be undervalued. The sponsor also believes that blue chip stocks that are undervalued have the potential for higher total returns over time.

     The trust is a non-managed investment vehicle which employs a buy and hold investment strategy. The sponsor believes that there may be benefits to having the discipline not to sell based on bad news. The trust plans to hold, for approximately 15 months, the stocks selected. At the end of that period, the portfolio will be liquidated.

     The sponsor intends to have separate series of the trust that utilize The Dow 10 Strategy available approximately three months after the Inception Date and also in conjunction with the termination of the trust. Investors may reinvest redemption or termination proceeds in one of the new portfolios at a reduced sales charge, if available. Each portfolio is designed to be part of a longer term strategy and the sponsor believes that more consistent results are likely if the strategy is followed for at least three to five years.

     Of course, there is no guarantee that the trust, any particular security or this investment strategy over any time period will provide positive returns or will not lose money.

     "DOW JONES INDUSTRIAL AVERAGE(SM)," "THE DOW 10(SM)" AND "DJIA(SM)" ARE SERVICE MARKS OF DOW JONES & COMPANY, INC. ("DOW JONES") AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY THE SPONSOR ON BEHALF OF THE TRUST. THE TRUST, BASED ON THE DOW JONES INDUSTRIAL AVERAGE(SM), IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY DOW JONES, AND DOW JONES MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE TRUST.

     See "Investment Policies" in Part B of the prospectus for more information.

                               SECURITY SELECTION

     The securities included in the trust's portfolio are the common stocks of the ten companies listed on the DJIA with the highest dividend yields two business days prior to the Inception Date. The dividend yields were calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of the security as of the close of business two business days prior to the Inception Date.

                      THE DOW JONES INDUSTRIAL AVERAGE(SM)

     The DJIA was first published in THE WALL STREET JOURNAL in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and to its present size of 30 stocks on October 1, 1928. The stocks are chosen by the editors of THE WALL STREET JOURNAL as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of THE WALL STREET JOURNAL without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, the components of the DJIA may be changed at any time for any reason. The following is a list of the companies which currently comprise the DJIA:

3M Co
Alcoa Inc
Altria Group Inc
American International Group Inc
American Express Co
Boeing Co
The Caterpillar Inc
Citigroup Inc
Coca-Cola Co
EI Du Pont de Nemours & Co
Exxon Mobil Corp
General Electric Co
General Motors Corp
Hewlett-Packard Co
Home Depot Inc
Honeywell International Inc
International Business Machines Corp
Intel Corp
Johnson & Johnson
JP Morgan Chase & Co
McDonald's Corp
Merck & Co Inc
Microsoft Corp
Pfizer Inc
Procter & Gamble Co
SBC Communications Inc
United Technologies Corp
Verizon Communications Inc
Wal-Mart Stores Inc
Walt Disney Co

                                  FUTURE TRUSTS

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the trust's Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                                 PRINCIPAL RISKS

     As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     - STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.

     - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.

     - The stocks in the trust generally share attributes that have caused them to have lower prices or higher dividend yields relative to the other stocks in the DJIA. The reasons for these lower prices or higher dividend yields may include the following:

          --the issuers may be experiencing financial problems;

          --the stocks may be out of favor in the market because of weak performance, poor earnings forecasts, negative publicity, litigation or legislation; and

          --the stocks may be reacting to general market factors.

     - Share prices or dividend rates on the stocks may decline during the life of the trust.

     See "Risk Factors" in Part B of the prospectus and "Investment Risks" in Part A of the prospectus for additional information.

                                WHO SHOULD INVEST

     You should consider this investment if:

     - You are seeking the opportunity to purchase a defined portfolio of widely held stocks that are included in the DJIA.

     - You are seeking securities with relatively high dividends and reduced price volatility.

     - The trust represents only a portion of your overall investment portfolio.

     - The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available.

     - The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     -    You are uncomfortable with the trust's strategy.

     - You are uncomfortable with the risks of an unmanaged investment in stocks.

     -    You want high current income or capital preservation.

                              ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)


INCEPTION DATE                                                   January 4, 2005

UNIT PRICE                                                                $10.00

TERMINATION DATE                                                   April 5, 2006

DISTRIBUTION DATE                                           25th day of January,
                                                         April, July and October
                                                       commencing April 25, 2005

RECORD DATE                                                 15th day of January,
                                                         April, July and October
                                                       commencing April 15, 2005

CUSIP NUMBERS

CASH DISTRIBUTION
Standard Accounts                                                      183840693
Fee Account Cash                                                       183840719

REINVESTED DISTRIBUTIONS
Standard Accounts                                                      183840701
Fee Account Reinvest                                                   183840721

TICKER                                                                    CDOWKX


PORTFOLIO DIVERSIFICATION


                                                                     APPROXIMATE
SECTOR                                                      PORTFOLIO PERCENTAGE
------                                                      --------------------
Telecommunication Services                                             20.03%
Financials                                                             20.01
Health Care                                                            19.97
Industrials                                                            10.05
Materials                                                              10.00
Consumer Discretionary                                                  9.99
Consumer Staples                                                        9.95
                                                                      ------
Total                                                                 100.00%
                                                                      ======
MINIMUM INVESTMENT
All accounts                                                         $   250


                                FEES AND EXPENSES

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 PERCENTAGE            AMOUNT
                                  OF PUBLIC          PER $1,000
INVESTOR FEES                  OFFERING PRICE        INVESTED(4)
-------------                  --------------        -----------
INITIAL SALES FEE PAID ON
  PURCHASE(1)                          1.00%           $ 10.00

DEFERRED SALES FEE(2)                  1.45              14.50

CREATION AND
  DEVELOPMENT FEE(3)                   0.50               5.00
                                       ----            -------

MAXIMUM SALES FEES
(including creation and
development fee)                       2.95%           $ 29.50
                                       ====            =======

INVESTOR FEES

ESTIMATED ORGANIZATION
COSTS
(amount per 100 units paid by
trust at end of initial offering
period or after six months, at
the discretion of
the sponsor)                                   $ 5.00


                            APPROXIMATE
ANNUAL FUND                 % OF PUBLIC         AMOUNT PER
OPERATING EXPENSES        OFFERING PRICE(4)     100 UNITS
------------------       -----------------      ---------
Trustee's fee                  0.0950%           $ 0.950

Sponsor's supervisory
  fee                          0.0300              0.300

Evaluator's fee                0.0350              0.350

Bookkeeping and
  administrative fee           0.0350              0.350

Estimated other trust
  operating expenses(5)        0.0622              0.622
                               ------            -------
Total                          0.2572            $ 2.572
                               ======            =======


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.048 per unit on the last business day May, 2005 and June, 2005 and $0.049 on the last business day July, 2005. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50%; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50%.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses include a licensing fee paid to Dow Jones for use of trademarks, tradenames or other intellectual property rights but do not include brokerage cost and other transactional fees.

                                     EXAMPLE

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


     1 year                              $   374
     3 years                                 940
     5 years                               1,531
     10 years                              3,125


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS


     The portfolio's estimated annual income distributions are $0.332 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.


     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206
DOW 10(SM) PORTFOLIO (15 MONTH), 1ST QUARTER 2005

THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, JANUARY 4, 2005



                                                                       PERCENTAGE     PER
                                                              INITIAL      OF        SHARE        COST TO
TICKER  COMPANY NAME(1)                       SECTORS         SHARES   PORTFOLIO     PRICE    PORTFOLIO (2)(3)
--------------------------------------------------------------------------------------------------------------
MO      Altria Group Incorporated        Consumer Staples         245        9.95%  $ 60.63    $     14,854
C       Citigroup Incorporated              Financials            309        9.99     48.27          14,915
DD      E.I. DuPont de Nemours &
        Company                              Materials            304       10.00     49.12          14,932
GE      General Electric Company            Industrials           410       10.05     36.59          15,002
GM      General Motors Corporation    Consumer Discretionary      370        9.99     40.30          14,911
JPM     JPMorgan Chase & Company            Financials            382       10.02     39.15          14,955
MRK     Merck & Company Incorporated        Health Care           479       10.03     31.26          14,974
PFE     Pfizer Incorporated                 Health Care           561        9.94     26.45          14,838
SBC     SBC Communications               Telecommunication
        Incorporated                         Services             585       10.02     25.59          14,970
VZ      Verizon Communications           Telecommunication
                                             Services             369       10.01     40.49          14,941
                                                                                               ------------
                                                                                               $    149,292
                                                                                               ============



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 3, 2005. All contracts for securities are expected to be settles by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on January 3, 2005. For securities quoted on a national or foreign securities exchange or Nasdaq National Market system, securities are generally valued at the closing sales price.

(3)  There was a $123 loss to the sponsor on the Inception Date

                          UNDERSTANDING YOUR INVESTMENT

                                HOW TO BUY UNITS

     You can buy units of your trust on any business day by contacting your financial professional. Public Offering Prices of units are available daily on the Internet at www.claymoresecurities.com. The Public Offering Price includes:

     -   the value of the securities,

     -   the initial sales fee, and

     -   cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "OFFER PRICE" or the "PUBLIC OFFERING PRICE." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     VALUE OF THE SECURITIES. The sponsor serves as the evaluator of your trust (the "EVALUATOR"). We determine the value of the securities as of the close of the New York Stock Exchange on each day that exchange is open (the "EVALUATION TIME").

     PRICING THE SECURITIES. We generally determine the value of securities using the last sale price for securities traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The sponsor determined the initial prices of the securities shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

     TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "TRANSACTIONAL SALES FEE." The transactional sales fee has both an initial and a deferred component and is 2.45% of the Public Offering Price for the Strategic Trust and the Dow Trust, and 3.45% of the Public Offering Price for the Large-Cap Trust and the Small-Cap Trust, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and "Fees and Expenses" in Part A of the prospectus.


     INITIAL SALES FEE. Based on a $10 unit, the initial sales fee is initially 1.00% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (2.95% for the Strategic Trust and the Dow Trust, and 3.95% for the Large-Cap Trust and Small-Cap Trust) of the Public Offering Price and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.195 for the Strategic Trust and the Dow Trust and $0.295 for the Large-Cap Trust and Small-Cap Trust, per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     DEFERRED SALES FEE. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit for the Strategic Trust and the Dow Trust and $0.245 per unit for the Large-Cap Trust and the Small-Cap Trust).


     REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:


                                           LARGE-CAP
                             STRATEGIC     TRUST AND
                             TRUST AND     SMALL-CAP
                             DOW TRUST       TRUST
                               SALES         SALES
                              CHARGE        CHARGE
                            REDUCTIONS    REDUCTIONS
                            (AS A % OF    (AS A % OF
                            THE PUBLIC    THE PUBLIC
                             OFFERING      OFFERING
   PURCHASE AMOUNT(1)         PRICE)        PRICE)
  ---------------------     ----------    ----------
  Less than $50,000            0.00%         0.00%
  $50,000 - $99,999            0.25          0.25
  $100,000 - $249,999          0.50          0.50
  $250,000 - $499,999          0.75          0.75
  $500,000 - $999,999          1.00          1.50
  $1,000,000 or more           1.50          2.20
  Rollover Purchases           1.00          1.00


(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

     You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level.

You can include these purchases as your own for purposes of this aggregation:

     -    purchases by your spouse or minor children and

     -    purchases by your trust estate or fiduciary accounts.

     You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

     The discounts described above apply only during the initial offering period.


     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters. As a result you may not be able to satisfy your letter of intent.


     ADVISORY AND FEE ACCOUNTS. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "FEE ACCOUNT").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to a trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

     EXCHANGE OR ROLLOVER OPTION. If you are buying units of your trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales charge and a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and the corresponding Claymore trust provides a periodic update of that investment strategy. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "ROLLOVER PURCHASES."

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

     DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

     HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee for a given transaction is as follows:

                                           LARGE-CAP
                            STRATEGIC      TRUST AND
                             TRUST AND     SMALL-CAP
                             DOW TRUST       TRUST
                            CONCESSION    CONCESSION
                             PER UNIT      PER UNIT
                             (AS A %        (AS A %
                             OF PUBLIC     OF PUBLIC
    PURCHASE AMOUNT/         OFFERING      OFFERING
    FORM OF PURCHASE:         PRICE):       PRICE):
  ---------------------     ----------    ----------
  Less than $50,000            2.25%         3.10%
  $50,000 - $99,999            2.00          2.85
  $100,000 - $249,999          1.75          2.60
  $250,000 - $499,999          1.50          2.35
  $500,000 - $999,999          1.25          1.60
  $1,000,000 or more           0.75          1.00
  Rollover Purchases           1.30          2.20
  Fee Account and
   Employee Purchases          0.00          0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 1.75% of the unit price for the Strategic Trust and the Dow Trust and 2.60% for the Large-Cap Trust and the Small-Cap Trust.

     Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional concession is based on total sales of eligible Claymore unit trusts during a calendar quarter as set forth in the following table:

                                    ADDITIONAL
                                 VOLUME CONCESSION
                                 (AS A PERCENTAGE
         PRIMARY OFFERING         OF THE VALUE OF
        PERIOD SALES DURING       UNITS SOLD OVER
         CALENDAR QUARTER           $3 MILLION)
        -------------------      ------------------
     $0 but less than
      $3 million                            0%
     $3 million but less than
      $20 million                        0.05
     $20 million or more                 0.10

     Eligible unit trusts include all Claymore unit trusts, other than IQ/Claymore municipal portfolios, sold in the primary market. Dealer firms will not receive additional compensation for the first $3 million sold in units during a calendar quarter. For example, if a dealer firm sells $4 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.05% of $1 million. Also, if a dealer firm sells $26 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.10% of $23 million. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.


     The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.


     We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in the Trust Portfolio on the initial deposit of securities into each trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "BID PRICE." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units-Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States. You may not request this option in the last five days of your trust's life. We may modify or discontinue this option at any time without notice.

     EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                  DISTRIBUTIONS

     DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     -    reinvest distributions in additional units of your trust at no fee, or

     -    receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

     REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

     REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS

     ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. Recently, equity markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     MARKET RISK. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     -    General securities markets movements;

     -    Changes in the financial condition of an issuer or an industry;

     -    Changes in perceptions about an issuer or an industry;

     -    Interest rates and inflation;

     -    Governmental policies and litigation; and

     -    Purchases and sales of securities by the trust.

     INTEREST RATE RISK. Interest rate risk is the risk that securities in a trust will decline in value because of a rise in interest rates. Generally, real estate products will decrease in value when interest rates rise.

     CREDIT AND DIVIDEND PAYMENT RISK. Credit risk is the risk that an issuer of a security in a trust is unable or unwilling to make dividend and/or principal payments. Dividend payments for REITs may not be paid at all or may be deferred.


     LITIGATION AND LEGISLATION RISK. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities such as that concerning Altria Group, Incorporated, or of the industries represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     SMALL-CAP AND MID-CAP COMPANY RISK. The stocks selected for the trust may be issued by small-capitalization companies or mid-capitalization companies. These stocks customarily involve more investment risk than larger capitalization or more seasonal stocks. These additional risks are due in part to the following factors. small-capitalization and mid-capitalization companies may:

     -    Have limited product lines, markets or financial resources;

     -    Have less publicly available information;

     -    Lack management depth or experience;

     -    Be less liquid;

     -    Be more vulnerable to adverse general market or economic developments;
          and

     - Be dependent upon products that were recently brought to market or key personnel.

     REIT INDUSTRY RISK. The Large-Cap Trust, Small-Cap Trust and Strategic Trust may invest a portion of their assets in REITs. As a result, the trusts may be subject to the risks associated with the REIT industry. A REIT is a company that buys, develops, finances and/or manages income-producing real estate such as apartments, shopping centers, offices and warehouses. In short, a REIT is a corporation that pools the capital of many investors to purchase one or more forms of real estate.

     REITs are currently required to distribute 90% of taxable income annually as dividends to shareholders. Compared to traditional direct investments in real estate, which may be difficult to sell and value, REITs are traded on major stock exchanges making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific property or geographic niches. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.

     See "Risk Factors" in Part B of the prospectus for additional information.

                               HOW THE TRUST WORKS

     YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     -    to pay expenses,

     -    to issue additional units or redeem units,

     -    in limited circumstances to protect the trust,

     - to make required distributions or avoid imposition of taxes on the trust, or

     -    as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If a trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

     TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in kind distribution of the securities underlying your units at termination. Please refer to the section of the entitled "How to Sell Your Units - Redeeming Units" for information on in kind distributions.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                               GENERAL INFORMATION

     CLAYMORE. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our offices at 2455 Corporate West Drive, Lisle, Illinois 60552 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain securities held by your trust.

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses and any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay any trust expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206


We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 6, 7, 12, 13, 18, 19, 20 and 26 of this prospectus, of Claymore Securities Defined Portfolios, Series 206, as of January 4, 2005, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with The Bank of New York, trustee, of cash deposited for the purchases of securities, as shown in the statements of financial condition as of January 4, 2005. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit of the statements of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 206 as of January 4, 2005, in conformity with accounting principles generally accepted in the United States of America.



                                                              Grant Thornton LLP

Chicago, Illinois

January 4, 2005

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206


STATEMENTS OF FINANCIAL CONDITION
AS OF THE INCEPTION DATE, --JANUARY 4, 2005



                                                                 LARGE-CAP     SMALL-CAP     STRATEGIC       DOW
                                                                   TRUST         TRUST         TRUST        TRUST
                                                                -----------   -----------   -----------   -----------
           INVESTMENT IN SECURITIES
           Sponsor's contracts to purchase underlying
            securities backed by cash deposited(1)(2)           $   150,494   $   150,363   $   149,751   $   149,292
                                                                -----------   -----------   -----------   -----------
                                                                $   150,494   $   150,363   $   149,751   $   149,292
                                                                ===========   ===========   ===========   ===========

           LIABILITIES AND INTEREST OF INVESTORS
           Liabilities:
              Organization costs(3)                             $       760   $       759   $       756   $       754
              Deferred sales fee(4)                                   3,724         3,721         2,193         2,187
                                                                -----------   -----------   -----------   -----------
                                                                      4,484         4,480         2,949         2,941
                                                                -----------   -----------   -----------   -----------
           Interest of investors:
              Cost to investors(5)                                  152,010       151,880       151,260       150,800
              Less: gross underwriting commission
                and organization costs(3)(4)(5)(6)                    6,000         5,997         4,458         4,449
                                                                -----------   -----------   -----------   -----------
              Net interest of investors                             146,010       145,883       146,802       146,351
                                                                -----------   -----------   -----------   -----------
                 Total                                          $   150,494   $   150,363   $   149,751   $   149,292
                                                                ===========   ===========   ===========   ===========
           Number of units                                           15,201        15,188        15,126        15,080
                                                                ===========   ===========   ===========   ===========
           Net Asset Value per Unit                             $     9.605   $     9.605   $     9.705   $     9.705
                                                                ===========   ===========   ===========   ===========


----------
(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.


(2) Cash and/or a letter of credit has been deposited with The Bank of New York, trustee, covering the funds (aggregating $150,592, 150,558, 149,878, 149,415) necessary for the purchase of the securities in the Large-Cap Trust, Small-Cap Trust, Strategic Trust and the Dow Trust, respectively, represented by purchase contracts.


(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $5.00 per 100 units for each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of each trust.


(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 3.45% of the Public Offering Price for the Large-Cap Trust and Small-Cap Trust, and 2.45% for the Strategic Trust and the Dow Trust (equivalent to 3.573% of the net amount invested for the Large-Cap Trust and Small-Cap Trust, and 2.512% for the Strategic Trust and the Dow Trust. The deferred sales fee is equal to $0.245 per unit for the Large-Cap
     Trust and Small-Cap Trust, and $0.145 for the Strategic Trust and the Dow Trust.


(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                     PROSPECTUS PART B DATED JANUARY 4, 2005


THE PROSPECTUS FOR A CLAYMORE SECURITIES DEFINED PORTFOLIO (A "TRUST") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING EACH TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE CLAYMORE SECURITIES DEFINED PORTFOLIOS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

                                    CONTENTS

          General Information                                             2
          Investment Policies                                             2
          Risk Factors                                                    3
          Administration of the Trust                                    12
          Expenses of the Trust                                          17
          Portfolio Transactions and Brokerage Allocation                18
          Purchase, Redemption and Pricing of Units                      18
          Taxes                                                          22
          Experts                                                        25
          Performance Information                                        25
          Description of Ratings                                         25

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 90th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

RISK FACTORS

     The primary risk factors are set forth in Part A of the prospectus. An additional discussion of certain risk factors is set forth below.


     LITIGATION AND LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     FIXED PORTFOLIO. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those securities. This could, however, result in the trusts' failure to participate in any appreciation of those securities before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more securities, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     REAL ESTATE INVESTMENT TRUSTS ("REITs") RISK. Certain securities in a trust may be REITs. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.

     SMALL CAPITALIZATION AND MID CAPITALIZATION STOCKS. If set forth in Part A of the prospectus, a trust may invest in small capitalization or mid-capitalization stocks. Investing in small capitalization stocks or mid capitalization stocks may involve greater risk than investing in large capitalization stocks, since they can be subject to more abrupt or erratic price movements. Small market capitalization companies ("SMALL-CAP COMPANIES") are those with market capitalizations of up to $2.4 billion at the time of a trust's investment. Mid market capitalization companies ("Mid-Cap Companies") are those with market capitalizations of $2.4 billion to less than $8.2 billion. Many Small-Cap Companies or Mid-Cap Companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

     FINANCIAL SERVICES RISKS. Certain of the issuers of securities in a trust may be involved in the financial services industry. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial services industry in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the trust's portfolio.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("SUPERFUND") and comparable state statutes ("MINI-SUPERFUND") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("ENVIRONMENTAL CLEAN-UP LAWS" OR "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited securities which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     FOREIGN SECURITIES RISK. Certain of the securities in one or more of the trusts may be of foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in one or more of the Trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of securities contained in a trust.

     PREFERRED STOCK RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     TRUST PREFERRED SECURITIES RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     CONVERTIBLE SECURITIES RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     SENIOR LOAN RISKS. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in Senior Loans.

     Senior Loans in which a Closed-End Fund may invest:

     -  generally are of below investment grade credit quality;

     -  may be unrated at the time of investment;

     - generally are not registered with the SEC or any state securities commission; and

     -  generally are not listed on any securities exchange.

     The amount of public information available on Senior Loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many Senior Loans, although a secondary market for certain Senior Loans has developed over the past several years. Senior Loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of Senior Loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many Senior Loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for Senior Loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of Senior Loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of Senior Loans that are considered highly leveraged transactions or subject such Senior Loans to increased regulatory scrutiny, financial institutions may determine to sell such Senior Loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a Senior Loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the Senior Loan may be adversely affected.

     Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to Lenders. Such court action could under certain circumstances include invalidation of Senior Loans. Any Lender, which could include a Closed-End Fund, is subject to the risk that a court could find the Lender liable for damages in a claim by a Borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the Lenders under the relevant terms of a Loan Agreement or in connection with actions with respect to the collateral underlying the Senior Loan.

     TOBACCO INDUSTRY. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust would not be audited annually, unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A) As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B) As to the Capital Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C) The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year; and

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately five days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "DISTRIBUTION IN KIND"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532, and at 101 W. Elm, Suite 310, Conshohoken, Pennsylvania 19428.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "SPONSOR'S SUPERVISORY FEE"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "BOOKKEEPING AND ADMINISTRATIVE FEE"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "EVALUATOR'S FEE"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

     The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. The sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("ORGANIZATION COSTS"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least five days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not traded on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official close price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price

(offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXES

     This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

     ASSETS OF THE TRUST. The trust will hold one or more of the following: (i) stock in corporations (the "Stocks") and (ii) interests in real estate investment trusts (the "REIT Shares"). All of the foregoing constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.

     TRUST STATUS. The trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the securities and other assets held by the trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales charge, if any).

     YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If the trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, generally including sales charges, among each Trust Asset or ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

     Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2000" (the "Tax Act") if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.


     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.


     DIVIDENDS ON STOCKS. Certain dividends received by the trust with respect to the Stocks may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.


     DIVIDENDS FROM REIT SHARES. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends with respect to the REIT shares will generally be taxed as ordinary income, although in limited circumstances certain of such dividends may be taxed at the same new rates that apply to net capital gain (as discussed above).

     DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units of the Trust generally will not be entitled to the dividends received deduction with respect to many dividends received by the Trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.


     ROLLOVERS. If you elect to have your proceeds from the trust rolled over into the next series of the trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical securities or other Trust Assets under the wash sale provisions of the Internal Revenue Code.


     DISTRIBUTION IN KIND. Under certain circumstances, as described in this prospectus, you may request a Distribution In Kind when you redeem your units or at the trust's termination. By electing to receive a Distribution In Kind, you will receive whole shares of securities plus, possibly, cash.


     You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by the trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset held by the trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.


     LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of the trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by the trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.


     FOREIGN, STATE AND LOCAL TAXES. Distributions by the trust that are treated as U.S. source income (e.g., dividends received on stock of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by the trust that are derived from certain dividends of stock of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

     Some distributions by the trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid by the trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.


     In the opinion of Emmet, Marvin & Martin, LLP, Special Counsel to the trusts for New York tax matters, under the existing income tax laws of the State of New York, the trusts are not an association taxable as a corporation and the income of the trusts will be treated as the income of the Unitholders thereof.

DOW JONES LICENSING AGREEMENT

     The Dow 10(SM) Portfolio (15 month), 1st Quarter 2005 trust (the "DOW 10 TRUST") is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Dow 10 Trust or any member of the public regarding the advisability of investing in securities generally or in the Dow 10 Trust particularly. Dow Jones' only relationship to the Claymore Securities, Inc. is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(SM), which is determined, composed and calculated by Dow Jones without regard to Claymore Securities, Inc. or the Dow 10 Trust. Dow Jones has no obligation to take the needs of Claymore Securities, Inc. or the owners of the Dow 10 Trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Dow 10 Trust to be issued or in the determination or calculation of the equation by which the Dow 10 Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Dow 10 Trust.

     DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CLAYMORE SECURITIES, INC., OWNERS OF THE DOW 10 TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CLAYMORE SECURITIES, INC.

EXPERTS

     LEGAL MATTERS. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

PERFORMANCE INFORMATION

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

DESCRIPTION OF RATINGS

STANDARD & POOR'S ISSUE CREDIT RATINGS

     A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                                PROSPECTUS-PART B

                                 JANUARY 4, 2005


WHERE TO LEARN MORE

You can contact us for free information about this and other investments.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com

BY E MAIL
invest@claymoresecurities.com

CALL CLAYMORE
(800) 345-7999
Pricing Line (888) 248-4954

CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

ADDITIONAL INFORMATION

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

     E MAIL:  publicinfo@sec.gov

     WRITE:   Public Reference Section
              Washington, D.C. 20549-0102

     VISIT:   http://www.sec.gov (EDGAR Database)

     CALL: 1-202-942-8090 (only for information on the operation of the Public Reference System)

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CONTENTS


                                                              Investment Summary

 2  Overview

    A CONCISE DESCRIPTION OF ESSENTIAL INFORMATION ABOUT THE PORTFOLIOS

 6  Large-Cap Core Portfolio, Series 4
12  Small-Cap Core Portfolio, Seres 3
18  Strategic Equity Allocation Trust, Series 2
26  Dow 10(SM) Portfolio (15-month), 1st Quarter 2005

                                                   Understanding Your Investment

    DETAILED INFORMATION TO HELP YOU UNDERSTAND YOUR INVESTMENT

27  How to Buy Units
31  How to Sell Your Units
33  Distributions
33  Investment Risks
36  How the Trust Works
37  General Information
37  Expenses
39  Report of Independent Registered
    Public Accounting Firm
40  Statements of Financial Condition


FOR THE TABLE OF CONTENTS OF PART B, SEE PART B OF THE PROSPECTUS.

Where to Learn More

YOU CAN CONTACT US FOR FREE INFORMATION ABOUT THIS AND OTHER INVESTMENTS.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com
BY E-MAIL
invest@claymoresecurities.com
CALL CLAYMORE (800) 345-7999
Pricing Line (888) 248-4954
CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

    E-MAIL: publicinfo@sec.gov
    WRITE:  Public Reference Section, Washington, D.C. 20549-0102
    VISIT:  http://www.sec.gov (EDGAR Database)
    CALL:   1-202-942-8090 (only for information on
            the operation of the Public Reference Section)

REFER TO:
    CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 206

    Securities Act file number: 333-121292

    Investment Company Act file number: 811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

[GRAPHIC]

                                                             CLAYMORE SECURITIES
                                                              DEFINED PORTFOLIOS
                                                                      SERIES 206

                                                                      PROSPECTUS
                                                           DATED JANUARY 4, 2005

                                                       LARGE-CAP CORE PORTFOLIO,
                                                                        SERIES 4

                                                       SMALL-CAP CORE PORTFOLIO,
                                                                        SERIES 3

                                                     STRATEGIC EQUITY ALLOCATION
                                                                 TRUST, SERIES 2

                                                            DOW 10(SM) PORTFOLIO
                                                    (15-MONTH), 1ST QUARTER 2005

[CLAYMORE LOGO]

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

              INSURER/POLICY NO.                                                AMOUNT
          National Union Fire Insurance
          Company of Pittsburgh,                                              $ 250,000
          Pennsylvania
          959-9000

B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

            Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5

                                   SIGNATURES

     The Registrant, Claymore Securities Defined Portfolios, Series 206 hereby identifies Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 206 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 4th day of January, 2005.

                                            CLAYMORE SECURITIES DEFINED
                                              PORTFOLIOS, SERIES 206
                                                      (Registrant)

                                            By CLAYMORE SECURITIES, INC.
                                                     (Depositor)


                                            By     /s/ Nicholas Dalmaso
                                              ----------------------------------
                                                Senior Managing Director and
                                                       General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

  SIGNATURE*             TITLE**                         DATE
                                                      )
                                                      )
                                                      )
DAVID HOOTEN*            Chief Executive Officer and  )  By:/s/ Nicholas Dalmaso
                                                            --------------------
                         Chairman of the Board of     )     Nicholas Dalmaso
                         Directors                    )     Attorney-in-Fact*

                                                            January 4, 2005

                         Chief Financial Officer,           January 4, 2005
/S/ CHARLES MILLINGTON   Treasurer and Director
----------------------
    CHARLES MILLINGTON

                         Senior Managing Director and       January 4, 2005
/S/ NICHOLAS DALMASO     General Counsel
--------------------
    NICHOLAS DALMASO


----------
* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.3 and 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

1.1       Reference Trust Agreement.

1.1.1     Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 171 (File No. 333-112575) filed on February 19, 2004).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1       Consent of Independent Registered Public Accounting Firm.